(1) The Reporting Person acquired 121,339 shares of the Issuer's Series B Preferred Stock on June 10, 2005. Pursuant to amendments to the Issuer's certificate of incorporation, effective September 15, 2005, these shares of the Issuer's Series B Preferred Stock became immediately, mandatorily, convertible into an aggregate of 67,238,708 shares of Common Stock. The Reporting Person had previously received the Series B Preferred Stock in exchange for shares of the Issuer's Series A Preferred Stock, the extinguishment of certain debt of the Issuer and the extension of financing pursuant to a Financing Agreement (all as more fully described in a Statement on Schedule 13D filed on April 11, 2005 (as amended on September 19, 2005)). The Reporting Person did not provide any additional consideration in connection with the transactions reported on this Form 4.